NEWS RELEASE

Crosshair Provides Exploration Update & Announces Start of Drilling

Dated: August 14 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) is pleased to provide an update on the 2008 summer exploration program on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador and to announce that drilling is now underway to test priority targets along the main Armstrong –Area 1 –C Zone corridor.

Highlights of the 2008 summer program to date include:

  discovery through geological mapping and prospecting of uranium mineralization along a trend extending 1.7 kilometers (km) east-northeast of Area 1 toward Area 2, rock samples (outcrop and float) along this trend have assayed up to 11.3% uranium (U3 O8 ), discovery of uranium mineralization for about 500 meters (m) along trend south of the Blue Star area,

  identifying uranium mineralization within a thrust zone at the southern end of Armstrong, and refining targets in the relatively underexplored Lonestar (southern) portion of the property.

Location map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp

NORTHSTAR DIVISION

Geological mapping and prospecting, in conjunction with trenching, is being conducted to define and prioritize drill targets along the main 4.5km long C Zone –Area 1 –Armstrong corridor.

A 1.7km long uranium mineralized trend, south of the C Zone, has been discovered that links Area 1 and Area 2. A variety of geological settings occur along this newly discovered uranium mineralized trend. Mineralization in outcrop and abundant mineralized float occurs along strike for approximately 800m east-northeast from Area 1 to an area termed Poz Pond. Uranium mineralization occurs in brecciated, carbonitized and hematized mafic volcanic rocks similar to those at the C Zone. Assay results received to date from float samples include 0.1% U3O8 to 11.3% U3O8 and up to 0.07% U3O8 in outcrop.

Uranium mineralization was intersected by limited drilling carried out previously along a portion of the trend including in drill hole ML-A1-48 that returned 0.03% U3O8 and 0.23% vanadium (V2O5) over 5.0m from 47.0m to 52.0m including 0.10% U3O8 and 0.21% V2O5 over 1.5m from 48.5m to 50.0m and a second deeper intersection of 0.09% U3O8, 0.31% V2O5 and 0.29% copper over 1.5m from 150.5m to 152.0m. Trenching is currently underway in the area in preparation for further drilling. Mineralization has also been discovered about 300m further to the northeast where trenching has exposed sheared and mineralized graphitic argillite associated with an EM conductor. Assays from trench channel samples are pending. Following additional groundwork and additional trenching, the target will be drilled. Further northeast, mineralization occurs in a magnetic mafic dyke cutting sandstones. The mineralization has been exposed by trenching at three locations along a strike length of 175m. Additional trenching along strike will define the full extents of the zone in preparation for drilling.

Mineralization has also been traced at several locations for about 500m along a north trend south of the Blue Star area. The mineralization occurs in altered and deformed, sulphide-bearing conglomerate near a major fault.

Geological mapping in the Armstrong South area identified sporadic mineralization hosted within a thrust zone with a minimum strike length of 100m. This area is open along strike. Float samples near this zone have returned assays with >1.00% copper (over-limit assay pending). In addition to the showings identified on the ground, lake sediment samples from the Armstrong South area show elevated uranium values.

Results of the 2007 lake sediment sampling program identified several areas of anomalous uranium and gold for follow-up. An additional 93 lake sediment samples were collected during the current program to help refine targets for follow up exploration. An active stream sediment sampling program has commenced to follow-up gold in lake sediment anomalies.

A total of 620 glacial till samples have been collected over various regional target areas throughout the Northstar portion of the CMB property.

LONESTAR DIVISION

Extensive regional and detailed geological mapping, geochemical sampling and prospecting is being carried out in the relatively underexplored Lonestar portion of the property. This includes additional mapping and geochemical work in the Madsen Lake and Croteau Lake areas.

Mapping at Madsen Lake has highlighted a thick volcanic sequence that has been subjected to an extensive alteration system with strong similarities to Iron Oxide Copper Gold (IOCG) alteration types. The mapping has also extended the known strike length of some of the existing showings, with most mineralization occurring in a sheared volcanic flow top breccia.

In addition, 710 till samples have been collected over 3 grid areas in the Madsen Lake area, to test a broad northwest-southeast trending lake sediment geochemical anomaly. Uranium assays received to date have outlined zones of elevated uranium in tills that will be followed up by additional prospecting. One area to the northwest of the Madsen historic area contains anomalous uranium in tills and additional geochemical samples will be collected before the end of the season to determine the extent of this anomaly. Gold assay results from the till samples in the Madsen Lake area are also promising with two samples returning values of 88 and 138 parts per billion (ppb) gold surrounded by generally anomalous values of 13 to 88 ppb gold.

Following up on anomalous rock chip samples in the Croteau Lake area, mapping has identified banded iron formation close to the Upper Unconformity as well as numerous occurrences of copper-stained sulphides in the underlying graphitic shales. 613 till samples, 612 soil gas hydrocarbon and 656 biogeochemical samples have been collected. Data from the geochemical surveys will be used to better define priority drill targets in the Croteau Lake area.

Mapping and prospecting south of Croteau Lake to follow up anomalous lake sediment geochemical results has been encouraging. Mineralized float samples were found in the vicinity of a series of uranium lake sediment anomalies draining away from the bedrock. The area is currently being targeted with a till sample survey. Rock sample assays and analytical results from the geochemical surveys in the Croteau area are pending.

The Company’s exploration work on the CMB Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice

President Exploration of the Company and a Qualified Person as defined in NI 43-101. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The 720 sq km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. Ninety-two percent of Crosshair’s CMB Property and all of its currently defined resources (including the Two Time Zone) fall outside of Labrador Inuit Lands. These assets are therefore not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. –Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.